                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT


[x]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

               COOPER CAMERON CORPORATION RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

                           COOPER CAMERON CORPORATION
                       515 Post Oak Boulevard, Suite 1200
                              Houston, Texas 77027

               COOPER CAMERON CORPORATION RETIREMENT SAVINGS PLAN


                                                                            Page

Report of Independent Public Accountants                                       1

Audited Financial Statements

Statements of Net Assets Available for Benefits                                2
Statement of Changes in Net Assets Available for Benefits With
   Fund Information                                                            3
Notes to Financial Statements                                                  4

Signature                                                                     15

Consent of Independent Public Accountants                                     16

                              FINANCIAL STATEMENTS

                           COOPER CAMERON CORPORATION
                            RETIREMENT SAVINGS PLAN

                        AT DECEMBER 30, 1998 AND 1997 AND
                      FOR THE YEAR ENDED DECEMBER 30, 1998

               Cooper Cameron Corporation Retirement Savings Plan

                              Financial Statements


     At December 30, 1998 and 1997 and for the year ended December 30, 1998



                                    CONTENTS

Report of Independent Auditors................................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...............................................2
Statement of Changes in Net Assets Available for Benefits With Fund Information...............3
Notes to Financial Statements.................................................................4

                         Report of Independent Auditors

The Participants and Administrator
Cooper Cameron Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cooper Cameron Corporation Retirement Savings Plan (the "Plan") as of December 30, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 30, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 30, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


June 11, 1999                                              /s/ ERNST & YOUNG LLP

               Cooper Cameron Corporation Retirement Savings Plan

                 Statements of Net Assets Available for Benefits


                                                         DECEMBER 30
                                                    1998             1997
                                                ------------     ------------
ASSETS
Contributions receivable:
   Employer                                     $    847,009     $    790,622
   Employee                                        1,163,262        1,078,551
                                                ------------     ------------
Total contributions receivable                     2,010,271        1,869,173

Plan interest in Cooper Cameron Corporation
   Master Trust for Defined
   Contribution Plans (Notes 1 and 2):
      Company Stock Fund                          49,238,246      103,091,984
      Fidelity Growth Company Fund                20,522,813       13,739,868
      Fixed Income Fund                           58,720,284       48,712,024
      Money Market Fund                           16,003,810       12,734,925
      Real Estate Fund                               805,948               --
      Stock Market Fund                           80,051,330       55,362,932
      Vanguard Balanced Index Fund                31,344,969       12,226,095
      Loan Fund                                    7,133,385        6,637,072
                                                ------------     ------------
Total Plan interest in Master Trust              263,820,785      252,504,900
                                                ------------     ------------

Net assets available for benefits               $265,831,056     $254,374,073
                                                ============     ============



See accompanying notes.

               Cooper Cameron Corporation Retirement Savings Plan

                  Statement of Changes in Net Assets Available
                       for Benefits With Fund Information


                          Year ended December 30, 1998




                                                                                  PARTICIPANT-DIRECTED
                                                         ----------------------------------------------------------------
                                                           FIDELITY
                                                            GROWTH          FIXED           MONEY
                                                           COMPANY          INCOME          MARKET         REAL ESTATE
                                                             FUND            FUND            FUND             FUND
                                                         -------------   -------------   -------------   -------------
Additions:
   Contributions:
      Employer                                           $     109,656   $     239,140   $     308,728   $          --
      Employee                                               1,968,373       3,390,715         650,937              --
                                                         -------------   -------------   -------------   -------------
   Total contributions                                       2,078,029       3,629,855         959,665              --

   Net investment gain (loss) from Cooper Cameron
      Corporation Master Trust for Defined
      Contribution Plans, net of expenses (Note 2)           4,086,023       3,194,409         693,213             937
                                                         -------------   -------------   -------------   -------------
Total additions                                              6,164,052       6,824,264       1,652,878             937

Deduction:
   Benefits paid to participants                             1,273,163       6,689,901       1,218,646          34,309

Other changes in net assets:
   Interfund transfers                                         613,532       5,621,818         710,171         383,435
   Net asset admissions (Note 5)                             1,313,832       4,254,271       2,128,607         455,885
                                                         -------------   -------------   -------------   -------------
Total other changes                                          1,927,364       9,876,089       2,838,778         839,320
                                                         -------------   -------------   -------------   -------------
Net increase (decrease)                                      6,818,253      10,010,452       3,273,010         805,948


Net assets available for benefits at beginning of year      13,869,236      48,990,217      12,817,880              --
                                                         -------------   -------------   -------------   -------------
Net assets available for benefits at end of year*        $  20,687,489   $  59,000,669   $  16,090,890   $     805,948
                                                         =============   =============   =============   =============


                                                                                                            NON-
                                                                                                        PARTICIPANT-
                                                                       PARTICIPANT-DIRECTED               DIRECTED
                                                        ---------------------------------------------   ------------
                                                           VANGUARD
                                                           BALANCED        COMPANY
                                                            INDEX           STOCK            LOAN      COMPANY STOCK      TOTAL
                                                            FUND            FUND             FUND          FUND           PLAN
                                                        -------------   -------------   -------------  -------------  -------------
Additions:
   Contributions:
      Employer                                          $     104,641   $     450,674   $         --   $   8,728,757  $  10,129,695
      Employee                                              1,333,451       3,264,160             --              --     15,054,941
                                                        -------------   -------------   ------------   -------------  -------------
   Total contributions                                      1,438,092       3,714,834             --       8,728,757     25,184,636

   Net investment gain (loss) from Cooper Cameron
      Corporation Master Trust for Defined
      Contribution Plans, net of expenses (Note 2)          4,390,652     (33,389,831)       569,680     (25,548,962)   (28,885,243)
                                                        -------------   -------------   ------------   -------------  -------------
Total additions                                             5,828,744     (29,674,997)       569,680     (16,820,205)    (3,700,607)

Deduction:
   Benefits paid to participants                            1,547,101          89,512        472,014       3,083,409     17,718,386

Other changes in net assets:
   Interfund transfers                                     (1,570,119)     (4,430,823)       398,647              --             --
   Net asset admissions (Note 5)                           16,469,509         243,967             --              --     32,875,976
                                                        -------------   -------------   ------------   -------------  -------------
Total other changes                                        14,899,390      (4,186,856)       398,647              --     32,875,976
                                                        -------------   -------------   ------------   -------------  -------------
Net increase (decrease)                                    19,181,033     (33,951,365)       496,313     (19,903,614)    11,456,983


Net assets available for benefits at beginning of year     12,312,040      60,676,561      6,637,072      43,390,495    254,374,073
                                                        -------------   -------------   ------------   -------------  -------------
Net assets available for benefits at end of year*       $  31,493,073   $  26,725,196   $  7,133,385   $  23,486,881  $ 265,831,056
                                                        =============   =============   =============  =============  =============

*Ending fund balances include allocated contributions receivable

See accompanying notes.

               Cooper Cameron Corporation Retirement Savings Plan

                          Notes to Financial Statements


                                December 30, 1998


1. SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING PRINCIPLES

The accompanying financial statements of the Cooper Cameron Corporation (the "Company") Retirement Savings Plan (the "Plan") have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Benefit payments to participants are recorded upon distribution.

INVESTMENTS

At December 30, 1998 and 1997, investments of the Plan consisted of beneficial interests in the following separate investment accounts of the Cooper Cameron Corporation Master Trust for Defined Contribution Plans (the "Master Trust"):
Company Stock Fund (92.107% and 94.238%); Fidelity Growth Company Fund (82.163% and 81.810%); Fixed Income Fund (70.826% and 64.234%); Loan Fund (99.848% and
99.814%); Money Market Fund (79.240% and 85.828%); Real Estate Fund (100% - New in 1998); Stock Market Fund (91.684% and 91.583%); and Vanguard Balanced Index Fund (79.648% and 65.297%) (collectively, the "Funds"), as described in Note 2. The Plan's beneficial interest percentage in each investment account at December 30, 1998 and 1997, respectively, is noted parenthetically next to each investment account.

The Funds' security transactions are accounted for on the date the securities are purchased or sold. Investment income is recorded as earned.

The Funds' investments in securities traded on the exchanges are valued at the last reported sale price on the valuation date. Securities not listed on exchanges and securities for which no sale was reported on that day are valued at the last quoted bid price or at fair value as determined by the trustee. Investments in The Chase Manhattan Bank, N.A. Pooled Investment Trust for Employee Benefit Plans II - Cash Investment Fund ("Chase

               Cooper Cameron Corporation Retirement Savings Plan

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Investment Fund") are stated at cost, which approximates fair value. All other mutual funds and common/collective funds are valued at fair market value based upon the quoted market values of the underlying assets.

Investment contracts within the Fixed Income Fund, with varying contract rates and maturity dates, are stated at contract value. Contract value represents cost plus accrued income reduced for any reductions in the estimated value of the investment contract.

Although it is management's intention to hold the investment contracts in the Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

The Plan's beneficial interest in the Loan Fund consists primarily of monies borrowed by participants from their account balances in the Funds. Repayments of principal and interest are allocated to the participants' account balances in the Funds based on the participants' current investment elections. At December 30, 1998 and 1997, the Plan's beneficial interest in the Loan Fund reflects the current principal outstanding on these participant loans, which approximates fair value.

2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST

The purpose of the Funds is the collective investment of the assets of participating employee benefit plans of the Company. The Funds' assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets of the Funds. Certain Funds include assets of other employee benefit plans in addition to this Plan.

               Cooper Cameron Corporation Retirement Savings Plan

2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

                                                                           FIDELITY
                                                              COMPANY       GROWTH         FIXED                      MONEY
                                                               STOCK       COMPANY        INCOME          LOAN        MARKET
DECEMBER 30, 1998                                              FUND          FUND          FUND           FUND         FUND
                                                            -----------   -----------   -----------   -----------   -----------
Assets:
   Accrued investment income                                $     8,363   $        --   $    29,456   $        --   $    86,540
   Net unsettled sales of investments                                --            --            --            --            --
   Investments at fair value as determined by quoted
      market prices:
         Chase Cash Investment Fund                           1,748,278            --     5,850,633            --    20,110,412
         Cooper Cameron Corporation Common Stock             51,949,016            --            --            --            --
         Fidelity Growth Company Fund                                --    24,978,405            --            --            --
         U.S. Stock Index Fund                                       --            --            --            --            --
         Vanguard Balanced Index Fund                                --            --            --            --            --
   Investments at estimated fair value or contract value:
      Investment contracts                                           --            --    75,756,490            --            --
      Loans to participants                                          --            --            --     7,144,213            --
      Plan loans                                                     --            --     1,271,364            --            --
      Real estate                                                    --            --            --            --            --
                                                            -----------   -----------   -----------   -----------   -----------
   Total investments                                         53,697,294    24,978,405    82,878,487     7,144,213    20,110,412
                                                            -----------   -----------   -----------   -----------   -----------
Total assets                                                 53,705,657    24,978,405    82,907,943     7,144,213    20,196,952
                                                            -----------   -----------   -----------   -----------   -----------

Liabilities:
   Net unsettled purchases of investments                       247,974            --            --            --            --
                                                            -----------   -----------   -----------   -----------   -----------
Net assets available to participating plans                 $53,457,683   $24,978,405   $82,907,943   $ 7,144,213   $20,196,952
                                                            ===========   ===========   ===========   ===========   ===========


                                                                                          VANGUARD
                                                                            STOCK         BALANCED
                                                            REAL ESTATE     MARKET          INDEX
DECEMBER 30, 1998                                               FUND         FUND           FUND
                                                            -----------   -----------   -----------
Assets:
   Accrued investment income                                $       937   $     3,698   $        --
   Net unsettled sales of investments                                --       161,000            --
   Investments at fair value as determined by quoted
      market prices:
         Chase Cash Investment Fund                             349,126       839,027            --
         Cooper Cameron Corporation Common Stock                     --            --            --
         Fidelity Growth Company Fund                                --            --            --
         U.S. Stock Index Fund                                       --    86,308,328            --
         Vanguard Balanced Index Fund                                --            --    39,354,834
   Investments at estimated fair value or contract value:
      Investment contracts                                           --            --            --
      Loans to participants                                          --            --            --
      Plan loans                                                     --            --            --
      Real estate                                               455,885            --            --
                                                            -----------   -----------   -----------
   Total investments                                            805,011    87,147,355    39,354,834
                                                            -----------   -----------   -----------
Total assets                                                    805,948    87,312,053    39,354,834
                                                            -----------   -----------   -----------

Liabilities:
   Net unsettled purchases of investments                            --            --            --
                                                            -----------   -----------   -----------
Net assets available to participating plans                 $   805,948   $87,312,053   $39,354,834
                                                            ===========   ===========   ===========

               Cooper Cameron Corporation Retirement Savings Plan

2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

                                                                            FIDELITY
                                                              COMPANY        GROWTH         FIXED                         MONEY
                                                               STOCK         COMPANY        INCOME          LOAN          MARKET
DECEMBER 30, 1997                                              FUND           FUND           FUND           FUND           FUND
                                                            ------------   ------------   ------------   ------------   ------------
Assets:
   Accrued investment income                                $      9,336   $         --   $     47,042   $         --   $     71,465
   Investments at fair value as determined by quoted
      market prices:
         Chase Cash Investment Fund                            1,786,660             --     12,699,017             --     14,766,289
         Chase S&P 500 Index Fund                                     --             --             --             --             --
         Cooper Cameron Corporation Common Stock             107,599,486             --             --             --             --
         Fidelity Growth Company Fund                                 --     16,795,005             --             --             --
         Vanguard Balanced Index Fund                                 --             --             --             --             --
   Investments at estimated fair value or contract value:
      Investment contracts                                            --             --     63,089,937             --             --
      Loans to participants                                           --             --             --      6,649,472             --
                                                            ------------   ------------   ------------   ------------   ------------
   Total investments                                         109,386,146     16,795,005     75,788,954      6,649,472     14,766,289
                                                            ------------   ------------   ------------   ------------   ------------
Net assets available to participating plans                 $109,395,482   $ 16,795,005   $ 75,835,996   $  6,649,472   $ 14,837,754
                                                            ============   ============   ============   ============   ============


                                                                             VANGUARD
                                                               STOCK         BALANCED
                                                              MARKET          INDEX
DECEMBER 30, 1997                                              FUND            FUND
                                                            ------------   ------------
Assets:
   Accrued investment income                                $     90,190   $         --
   Investments at fair value as determined by quoted
      market prices:
         Chase Cash Investment Fund                            1,057,597             --
         Chase S&P 500 Index Fund                             59,303,072             --
         Cooper Cameron Corporation Common Stock                      --             --
         Fidelity Growth Company Fund                                 --             --
         Vanguard Balanced Index Fund                                 --     18,723,573
   Investments at estimated fair value or contract value:
      Investment contracts                                            --             --
      Loans to participants                                           --             --
                                                            ------------   ------------
   Total investments                                          60,360,669     18,723,573
                                                            ------------   ------------
Net assets available to participating plans                 $ 60,450,859   $ 18,723,573
                                                            ============   ============

               Cooper Cameron Corporation Retirement Savings Plan

2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

Investment income and net appreciation (depreciation) in fair value of investments for the separate investment accounts of the Master Trust are as follows:

                                                                        FIDELITY
                                                         COMPANY         GROWTH          FIXED                         MONEY
                                                          STOCK         COMPANY         INCOME          LOAN           MARKET
YEAR ENDED DECEMBER 30, 1998                              FUND            FUND           FUND           FUND            FUND
                                                       ------------    ------------   ------------   ------------   ------------
Net appreciation (depreciation) in fair value of
  investments as determined by quoted market prices:
      Chase S&P 500 Index Fund                         $         --    $         --   $         --   $         --   $         --
      Cooper Cameron Corporation Common Stock           (63,125,161)             --             --             --             --
      Fidelity Growth Company Fund                               --       3,282,821             --             --             --
      U.S. Stock Index Fund                                      --              --             --             --             --
      Vanguard Balanced Index Fund                               --              --             --             --             --
                                                       ------------    ------------   ------------   ------------   ------------
                                                        (63,125,161)      3,282,821             --             --             --
Interest and dividends                                      344,981       1,715,458      5,022,488        570,555        914,303
                                                       ------------    ------------   ------------   ------------   ------------
                                                       $(62,780,180)   $  4,998,279   $  5,022,488   $    570,555   $    914,303
                                                       ============    ============   ============   ============   ============


                                                                                       VANGUARD
                                                                         STOCK         BALANCED
                                                       REAL ESTATE       MARKET          INDEX
YEAR ENDED DECEMBER 30, 1998                               FUND          FUND            FUND
                                                       ------------   ------------   ------------
Net appreciation (depreciation) in fair value of
  investments as determined by quoted market prices:
      Chase S&P 500 Index Fund                         $         --   $ 14,105,672   $         --
      Cooper Cameron Corporation Common Stock                    --             --             --
      Fidelity Growth Company Fund                               --             --             --
      U.S. Stock Index Fund                                      --      3,653,901             --
      Vanguard Balanced Index Fund                               --             --      4,572,042
                                                       ------------   ------------   ------------
                                                                 --     17,759,573      4,572,042
Interest and dividends                                          937      1,053,346      1,039,822
                                                       ------------   ------------   ------------
                                                       $        937   $ 18,812,919   $  5,611,864
                                                       ============   ============   ============

               Cooper Cameron Corporation Retirement Savings Plan

2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

FIXED INCOME FUND

The Fixed Income Fund invests in actively managed synthetic bank and insurance company investment contracts ("SICs") and in guaranteed investment contracts ("GICs"). The GICs are promises by an insurance company or a bank to repay the principal plus accrued income at contract maturity. SICs differ from GICs in that the assets supporting the SICs are owned by the Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value. The assets supporting the SICs owned by the Master Trust are composed of corporate bonds, asset-backed bonds, mutual funds, and common trust funds with a fair value of $55,573,148 and $27,501,143 at December 30, 1998 and 1997,
respectively. The contract values of the SICs at December 30, 1998 and 1997 were $54,603,992 and $27,069,062, respectively.

Interest crediting rates on the contracts in the Fixed Income Fund are generally determined at the time of purchase. At December 30, 1998, the interest crediting rates for all contracts ranged from 5.7% to 9.5%. At December 30, 1997, the interest crediting rates for all contracts ranged from 5.5% to 9.5%.

For 1998 and 1997, the average annual yield for the investment contracts in the Fixed Income Fund was 6.4% and 6.6%, respectively. At December 30, 1998 and 1997, fair value of the investment contracts in the Fixed Income Fund was estimated to be approximately 102% and 101% of contract value, respectively. Fair value was estimated by discounting the weighted average of the Fixed Income Fund's cash flows at the then-current interest crediting rate for a comparable maturity investment contract.

3. DESCRIPTION OF THE PLAN

The Plan is a contributory, defined contribution plan sponsored by the Company, with cash or deferred provisions described in Section 401(k) of the Internal Revenue Code. The Plan has been extended to the employees of certain employment units and/or locations ("participating units") identified in the Plan document.

               Cooper Cameron Corporation Retirement Savings Plan

3. DESCRIPTION OF THE PLAN (CONTINUED)

Effective September 30, 1998, the Orbit Valve Company Employee Savings Plan and the Orbit Valve Company Profit Sharing Plan were merged into the Plan as a result of the Company's acquisition of Orbit Valve Company in April 1998. Orbit Valve Company adopted the Plan effective September 30, 1998.

Participants of the Plan, excluding those of the participating units, may elect to make pre-tax contributions from 1% to 16% of compensation. The Company matches 100% of the employee contributions up to a maximum of 3%, and 50% of additional employee contributions, up to 6%.

Company-matching contributions, excluding contributions made on behalf of participating units, consist of shares of Company stock which are invested in the Company Stock Fund. Participants are 100% vested in these matching contributions. Participants who have attained the age of 55 may elect to make irrevocable transfers of their interest ("employer contributions") in the Company Stock Fund in 1% increments to one or more of the allocable funds as defined below.

Employee contributions for participating units are based on hours actively worked and elected contribution rates. Electing to contribute is completely voluntary and these contributions are immediately 100% vested.

The Company contributes an amount to the account of all members of certain participating units. The Company contributions are allocated among the fund options based upon employee elections. These contributions are based on hours worked during the month, including overtime, holiday, and vacation hours, but excluding any other paid hours for any other absences during which no duties are performed. Vesting in participating unit contributions is on a graduated scale, with 100% at five years. Amounts which are forfeited due to termination of employment reduce the future participating unit contributions of the Company.

Participants may elect to have their contributions allocated in 1% increments to one or more of the following funds within the Master Trust: Stock Market Fund, Money Market Fund, Fixed Income Fund, Fidelity Growth Company Fund, Vanguard Balanced Index Fund, or the Company Stock Fund ("allocable funds"). Participants can not direct contributions in or transfers from the Real Estate Fund. Allocations among the funds (excluding the Real Estate Fund) may be changed at the participant's discretion on a daily basis.

               Cooper Cameron Corporation Retirement Savings Plan

3. DESCRIPTION OF THE PLAN (CONTINUED)

The Plan provides benefits for eligible participants upon retirement, death, termination, or permanent disability, according to the form of payment elected by the participant within the limitations defined in the Plan. Any distributions from the Plan, other than distributions from the Company Stock Fund, shall be made in cash or an annuity. Any distributions from the Company Stock Fund shall be made in the form of either cash or Company stock with respect to whole shares and cash with respect to partial shares or interests not invested in Company stock.

Any participant, who is receiving compensation other than severance pay from the Company and has not had an outstanding loan from the Plan for at least one month, may apply for a loan. Any loan granted to such a participant shall be deemed an investment made for such participant's benefit and shall be held and reflected in the separate accounts of such a participant as a charge for the principal amount of the loan. The interest rate charged on the loan is a fixed rate for the term of the loan (maximum of five years) as determined by the Company in the year of issuance. The interest rates for loans in 1998 and 1997 were determined on a monthly basis and ranged between 9% and 9.5%, and 9.25% and 9.5%, respectively. Loan repayments of principal and interest are allocated back to the separate accounts based on the participant's current investment election.

Should the Plan terminate, the assets will be distributed according to the total amount in each participant's account, including earnings thereon and less related benefits and expenses. Distributions shall be made as soon as practicable to members or their beneficiaries by payment in a lump sum.

Information about the Plan, the funding, vesting, and benefit provisions is contained in the Summary Plan Description. A copy of this pamphlet is available at the Company's Corporate Office.

4. INCOME TAX STATUS

The Plan has been designed to meet the requirements of the Internal Revenue Code ("IRC") under Section 401(a) and, therefore, is not subject to tax under present income tax laws. A favorable determination letter was received from the Internal Revenue Service on September 30, 1997. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

               Cooper Cameron Corporation Retirement Savings Plan

5. OTHER CHANGES IN NET ASSETS

For the year ended December 30, 1998, net asset admissions (withdrawals) represent the following:

Merger of participants' account balances from the Orbit Valve
   Company Profit Sharing Plan and the Orbit Valve Company
   Employee Savings Plan
                                                                  $ 31,942,639
Net transfers from other qualified plans                               946,935
Net transfers to the Cooper Cameron Corporation Retirement Plan       (370,075)
Other, net                                                             356,477
                                                                  ------------
                                                                  $ 32,875,976
                                                                  ============

Transfers to the Cooper Cameron Corporation Retirement Plan represent account balances of participants who have elected to receive distributions in the form of an annuity.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                               DECEMBER 30
                                                          1998              1997
                                                      -------------    -------------
Net assets available for benefits per the financial
  statements
                                                      $ 265,831,056    $ 254,374,073
Amounts allocated to withdrawing participants            (1,863,985)        (469,542)
                                                      -------------    -------------
Net assets available for benefits per the Form 5500   $ 263,967,071    $ 253,904,531
                                                      =============    =============

               Cooper Cameron Corporation Retirement Savings Plan

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                        YEAR ENDED
                                                                     DECEMBER 30 1998
                                                                     ----------------
Benefits paid to participants per the financial statements             $ 17,718,387
Less amounts allocated to withdrawing participants at December 30,
  1997                                                                     (469,542)
Plus amounts allocated to withdrawing participants at December 30,
  1998                                                                    1,863,985
                                                                       ------------
Benefits paid to participants per the Form 5500                        $ 19,112,830
                                                                       ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 30 but not yet paid as of that date.

7. YEAR 2000 ISSUE (UNAUDITED)

The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Company is taking a two-phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Company anticipates substantially completing this phase of the project by June 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Company.

               Cooper Cameron Corporation Retirement Savings Plan

7. YEAR 2000 ISSUE (UNAUDITED) (CONTINUED)

For the second phase of the project, Plan management established formal communications with its third-party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third-party service providers have indicated that they will be year 2000 compliant by mid-1999. If modifications of data processing systems of either the Plan, the Company, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has developed a contingency plan in the event that all systems are not year 2000 ready.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


COOPER CAMERON CORPORATION
RETIREMENT SAVINGS PLAN



       /s/ Jane L. Crowder
----------------------------------------
By:    Jane L. Crowder
       Member of the Plan Administration
       Committee


Date:  June 29, 1999

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER              DESCRIPTION
-------             -----------
  23           Consent of Independent Auditors